

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2018

Timothy Carlson
Chief Financial Officer
Tronox Ltd
262 Tresser Boulevard, Suite 1100
Stamford, Connecticut 06901

      Re: Tronox Ltd
           Form 10-K as of December 31, 2017
           Filed on March 1, 2018
           Form 8-K filed on May 10, 2017
           File No. 1-35573

Dear Mr. Carlson:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2017

6. Income Taxes, page 74

1.   Please clarify your disclosure on page 75 that the US Federal tax reform impact was almost entirely offset by the valuation allowances line item in your effective tax rate schedule. In that regard, it appears based on your effective tax rate reconciliation that the US Federal tax reform impacted your tax rate by (1,166%) while the change in valuation allowances impacted your tax rate by 675%. To the extent that other material drivers such as the corporate reorganization are also impacting your effective tax rate in FY 2017 and also impacting your change in valuation allowances, then clarify this fact and expand your disclosures to more fully describe the impact your corporate reorganization had on your effective tax rate.

Form 8-K filed on May 10, 2018

General

2.   On page 1 of your earnings release, you define Free Cash Flow as Cash Flow from Operations less capital expenditures. This definition is commonly understood to represent a liquidity measure. As such, please revise your disclosures to identify free cash flow as a liquidity measure rather than an operating performance measure as indicated on page 7 of your earnings release. Also, please ensure that your reconciliation to Free Cash Flow is reconciled solely to its nearest US GAAP number, which in this case is Operating Cash Flows. As such, please remove the information that reconciles Income (loss) from operations as your starting US GAAP measure to arrive at Cash Flow From Operations on page 13. Refer to Question 102.07 of the Compliance and Disclosure Interpretations guidance on Non-GAAP measures issued on May 17, 2016.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or in his absence Tracie Mariner at 202-551-3744 with any questions.

Division of Corporation Finance
Office of Manufacturing and
Construction